Fuwei Films Appoints New Independent Auditor

BEIJING, CHINA, April 30, 2007, Fuwei Films (Holdings) Co., Ltd. (NASDAQ: FFHL) (“Fuwei”) today announced that the audit committee of its Board of Directors had appointed Murrell, Hall, Mcintosh & Co PLLP (“MHM”) as its independent auditor effective April 24, 2007. MHM had previously been retained earlier this year by Fuwei to advise regarding the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

The appointment of MHM was made after consideration by the audit committee and the Board of Directors and was not the result of any disagreement between Fuwei and its prior independent auditing firm on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or practice.

In addition, Fuwei announced that Tullius Taylor Sartain & Sartain (TTS&S) has been engaged as consultants to assist with its compliance with Section 404 and to facilitate improvements in Fuwei’s internal controls over financial reporting.

Lin Tang, Chief Financial Officer of Fuwei noted, “We expect the change of auditors will lead to an annual expense reduction and that MHM will provide prompt and efficient audit service as a result of their experience representing public companies located in the People’s Republic of China. TTS&S also has a methodology to document, assess, and test the internal controls over financial reporting that management believes will help Fuwei with its ongoing compliance with U.S. regulatory requirements”

About Murrell, Hall, Mcintosh & Co PLLP

Murrell, Hall, Mcintosh & Co PLLP (MHM) was founded in 1973. MHM is registered with the Public Company Accounting Oversight Board and has extensive experience in all aspects of regulatory and reporting requirements of public companies and has extensive international experience.

About Fuwei Films:

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei’s BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries. For more information about the Company, please visit the Company’s website at http://en.fuweifilms.com or www.fuweifilms.com or review the Company’s annual report and other documents for free at www.sec.gov.

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes~~!~~ in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

Contact:

Investor Relations
Robert Schechter
Corporate Insights/Equity Communications
(646) 234 3624
rschechter@corp-insights.com

Investor Relations
Yan Young
Fuwei Films (Holdings) Co., Ltd.
(86) 10 85185620
fuweiIR@fuweifilms.com